UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Allstate Life Insurance Company Variable Annuity Separate Account C) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name: Everlake Life Insurance Company Variable Annuity Separate Account C

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3100 Sanders Road, Suite 303
Northbrook, Illinois 60062

Telephone Number (including area code): 402-303-7365

Name and address of agent for service of process:

Sonya Ekart, Esq.
Everlake Life Insurance Company
115 Canopy St., Suite 401
Lincoln Nebraska 68508

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [ ] NO [X]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this amended notification of registration to be duly signed on its behalf of the registrant in the City of Northbrook and State of Illinois on the 17th day of December, 2021.

Everlake Life Insurance Company Variable Annuity Separate Account C
(Name of Registrant)

By:     Everlake Life Insurance Company
(Name of Depositor)

By:     /s/ Angela K. Fontana
    -----------------------------------------
Angela K. Fontana
Senior Vice President, Chief Legal Officer, and Secretary

Attest: /s/ Kathleen B. Scarbrough
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Kathleen B. Scarbrough
Senior Paralegal